Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of consolidated earnings to fixed charges for Energy XXI for each of the periods presented:

	July 25, 2005 to June 30,	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2009	2009
Ratio of earnings to fixed charges	2.09x	1.61x	1.40 x	—(1)	1.42x
____________

(1)
Earnings for the fiscal year ended June 30, 2009 were insufficient to cover fixed charges and preferred security dividends by approximately $594 million due principally to a non-cash charge of approximately $577 million associated with a ceiling test write down for such period.

For purposes of calculating the ratio of earnings to fixed charges and preferred security dividends:

•	“fixed charges” represent interest expense and amortization of deferred financing fee and original discount and preferred security dividend requirements; and

•	preferred security dividends “earnings” is defined as pre-tax income (loss) plus fixed charges, less preferred security dividends.

The following table sets forth the ratio of consolidated earnings to fixed charges for Gulf Coast for each of the periods presented:

	February 7, 2006 to June 30,	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2006	2007	2008	2009	2009
Ratio of earnings to fixed charges	1.60x	1.70x	1.45x	—(1)	1.34x
____________

(1)
Earnings for fiscal year ended June 30, 2009 were insufficient to cover fixed charges by approximately $604 million due principally to a non-cash charge of approximately $577 million associated with a ceiling test write down for such period.

For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense and amortization of deferred financing fees; and

•	“earnings” represent the charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges.